SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 20, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

MINUTES OF THE SEVEN HUNDRED AND NINETY-NINETH MEETING OF THE

BOARD OF DIRECTORS

On January 9, 2015, at 9:30 a.m., the Chairman of the Board of Directors convened extraordinarily, as set forth in the caput and fourth paragraph of Article 12 of the Bylaws, at the meeting room, located at Av. do Estado, 561, São Paulo, a meeting of members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, named and signed below. Starting the meeting, the Chairman of the Board of Directors, Mauro Arce, greeted all, justified the absence of Board member Reinaldo Guerreiro and announced the presence of the Secretary of Sanitation and Water Resources, Benedito Pinto Ferreira Braga Junior, Engineer Jerson Kelman, and Sabesp’s Executive Officers, all of whom were invited to participate in the meeting and accompany the works.

Next, the Chairman of the Board of Directors clarified that the reason for the extraordinary meeting was to elect the Company’s CEO for the remaining term of office (2013-2015), object of item 1 of the agenda. Pursuant to Codec Report 001/2015 of January 6, 2015, the Controlling Shareholder appointed, for appreciation of the Board of Directors, the name of Engineer Jerson Kelman to hold the position of CEO of Sabesp, replacing Dilma Seli Pena.

The matter was voted and the Board of Directors unanimously approved, pursuant to item II of Article 142 of Federal Law 6404/76, the election of Jerson Kelman, Brazilian, married, civil engineer, identification document (RG) number 2110741 IFP/RJ, individual taxpayer’s ID (CPF) number 155.082.937-87, domiciled in this capital city at Rua Costa Carvalho nº 300, Pinheiros, to hold the position of CEO of Sabesp, replacing Dilma Seli Pena, for the remaining two-year term of office expiring in June 2015, as per the Company’s Bylaws. All the assignments and the compensation previously established for the position are thereby maintained.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

(...)

Following, Board member Dilma Pena asked to speak and announced to the Board members, Executive Officers and other participants of the meeting, her decision to resign from her duties as member of the Board of Directors of Sabesp, as of this date, as per the letter presented and delivered to the Chairman of the Board of Directors, and thanked all for the support, attention and reliance on her during the exercise of her activities.

(...)

These minutes, upon approval, were signed by the participating members of the Board of Directors. Mauro Guilherme Jardim Arce, Alberto Goldman, Claudia Polto da Cunha, Dilma Seli Pena, Francisco Vidal Luna, Jerônimo Antunes, Luis Eduardo de Assis, Sidnei Franco da Rocha and Walter Tesch.

This is a free English translation of the excerpt of the minutes drawn up in the Minutes Book of the Board of Directors.

São Paulo, January 14, 2015.

Mauro Guilherme Jardim Arce	Marli Soares da Costa
Chairman of the	Executive Secretary of the
Board of Directors	Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 20, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.